UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2006
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

InfoSonics Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

456784 10 7

(CUSIP Number)

12/31/05

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456784 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JRC, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization London, United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 866,680(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 866,680

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 866,680

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.59%(2)

12.	Type of Reporting Person (See Instructions) CO

(1)  Figure, as referred to throughout, consists of 746,680 shares of common stock and 120,000 shares underlying currently exercisable options held by JRC, Inc.  On December 31, 2003, the Issuer granted to the Reporting Person options to purchase 120,000 shares of common stock, exercisable beginning on the date of the closing of the Issuer’s initial public offering (the “IPO”).  The options are exercisable at a price per share equal to 120% of the offering price in the Company’s IPO, subject to adjustment as provided in the Reporting Person’s stock option agreement.

(2)  Percentage based on the number of shares outstanding as of February 8, 2006.

Item 1.
	(a)	Name of Issuer InfoSonics Corporation
	(b)	Address of Issuer’s Principal Executive Offices 5880 Pacific Center Drive San Diego, California 92121

Item 2.
	(a)	Name of Person Filing JRC, Inc.
	(b)	Address of Principal Business Office or, if none, Residence One Knightrider Court London, EC4V 5JU United Kingdom
	(c)	Citizenship London, United Kingdom
	(d)	Title of Class of Securities Common Stock, $0.001 par value
	(e)	CUSIP Number 456784 10 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 866,680 Shares
(b) Percent of class: 12.59%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 866,680
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 866,680
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the Reporting Person’s knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006		JRC, Inc.

	By:	/s/ Joseph Ram, as attorney in fact
Signature

	Name:	Joseph Ram

	Title:	Attorney in Fact